Exhibit 3.4
CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
CATALYST HOLDINGS, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Catalyst Holdings, Inc., a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:
FIRST: Article FIRST of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:
FIRST: The name of the corporation is CPI International Acquisition, Inc. (hereinafter the "Corporation").
SECOND: The foregoing amendment was duly adopted in accordance with Section 141(f) and Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 26th day of January, 2011.
CATALYST HOLDINGS, INC.
By: /s/ Jeffrey P. Kelly
Name: Jeffrey P. Kelly
Title: Treasurer & Assistant Secretary